SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2007

CLP HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

147 Argyle Street

Kowloon, Hong Kong

(Address of principal executive offices)

Copies to:

John D. Watson, Jr.

Latham & Watkins

53, quai d’Orsay

75007 Paris, France

Tel: +33 (0)1 40 62 21 88

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 1	Press Release issued by CLP Holdings Limited on October 31, 2007, regarding its intent to file Form 15F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLP HOLDINGS LIMITED
(Registrant)

By	/s/ APRIL CHAN
Name:	April Chan
Title:	Company Secretary

Date: October 31, 2007

Exhibit 1

October 31, 2007

CLP Announces Intent to File Form 15F

CLP Holdings Limited (“CLP”) has announced today that it intends to file a Form 15F with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which, in compliance with the recently enacted rules on deregistration by foreign private issuers, it will terminate its registration and duty to file reports pursuant to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CLP expects to file the Form 15F with the SEC on or about today’s date. CLP expects that the deregistration will become effective 90 days after the filing of Form 15F. CLP reserves the right to delay the filing of the Form 15F or to withdraw such filing prior to effectiveness, for any reason.

Due to the significant US securities law obligations in terms of cost, potential liability and compliance workload affecting CLP as a consequence of CLP being registered with the SEC despite its limited U.S. shareholder base, CLP has decided to utilize the recently enacted deregistration rules to terminate its registration and duty to file reports pursuant to the Exchange Act. CLP has previously indicated its intention to deregister, as and when the opportunity to do so arose, in its Annual Reports for the years 2004, 2005 and 2006.

CLP’s American Depositary Shares, or ADSs, will continue to be traded on the over-the-counter market. CLP’s ordinary shares will remain listed on the Hong Kong Stock Exchange, which will continue to be the primary trading market for such ordinary shares.

The information required to be made available pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934 will be available in English on CLP’s website at www.clpgroup.com.